MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

February 12, 2009

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

February 12, 2009 to the Toronto Stock Exchange and the New York Stock Exchange (NYSE Alternext), being the only exchanges upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

The Company announced that it is deferring completion of the El Dorado gold project feasibility study.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is deferring completion of the El Dorado feasibility study due to a number of factors, including: ongoing volatility in capital costs as changes in commodity prices begin to be reflected in the prices for capital items; uncertainty in the timing of the El Dorado permitting process; and the Company’s focus on saving cash until these inputs have stabilized and the study can accurately reflect changed economic realities.

Key input parameters used in the feasibility study have become obsolete as the global recession runs its course. The Company believes this volatility will continue and that capital costs and commodity values will remain in a state of flux for the coming months, a position echoed by numerous industry analysts. Pacific Rim intends to complete the feasibility study when the El Dorado permit issue is clarified and capital costs stabilize.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations (604) 689-1976

Item 8	Date of Report

February 12, 2009